UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ “Marisa Wyse”
	Name:	Marisa Wyse
	Title:	Chief Legal Officer and Corporate Secretary

Date: April 3, 2023

Exhibit Index

Exhibit Number	Description of Document

99.1	Amended and Restated Trust Indenture, dated as of November 5, 2010, between Shaw Communications Inc. and Computershare Trust Company of Canada
99.2	First Supplemental Indenture, dated as of April 3, 2023, between Shaw Communications Inc. and Computershare Trust Company of Canada
99.3	Second Supplemental Indenture, dated as of April 3, 2023, between Rogers Communications Inc. and Computershare Trust Company of Canada
99.4	Second Amended and Restated Fourth Series Supplement, dated as of February 17, 2011, between Shaw Communications Inc. and Computershare Trust Company of Canada
99.5	Sixth Series Supplement, dated as of January 31, 2014, between Shaw Communications Inc. and Computershare Trust Company of Canada
99.6	Ninth Series Supplement, dated as of February 28, 2017, between Shaw Communications Inc. and Computershare Trust Company of Canada
99.7	Tenth Series Supplement, dated as of November 2, 2018, between Shaw Communications Inc. and Computershare Trust Company of Canada
99.8	Eleventh Series Supplement, dated as of November 2, 2018, between Shaw Communications Inc. and Computershare Trust Company of Canada
99.9	Twelfth Series Supplement, dated as of December 9, 2019, between Shaw Communications Inc. and Computershare Trust Company of Canada
99.10	Thirteenth Series Supplement, dated as of December 9, 2019, between Shaw Communications Inc. and Computershare Trust Company of Canada
99.11	Fourteenth Series Supplement, dated as of April 22, 2020, between Shaw Communications Inc. and Computershare Trust Company of Canada